Exhibit 2.2

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF REORGANIZATION

BY AND BETWEEN SECURITY BANK CORPORATION AND SOUTHBANK

THIS AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF REORGANIZATION (the “Amendment”) is made and entered into as of March 9, 2005 by and between SECURITY BANK CORPORATION (“SBKC”), a corporation organized under the laws of the State of Georgia, and SOUTHBANK, a bank organized under the laws of the State of Georgia.

WHEREAS, the parties hereto are parties to that certain Agreement and Plan of Reorganization dated January 19, 2005 (the “Agreement”);

WHEREAS, in order to evidence their mutual intent with respect to the provisions of the Agreement, the parties desire to amend the Agreement in certain technical respects as set forth herein.

NOW THEREFORE, the parties, intending to be legally bound, hereby amend the Agreement in the following respects, with all capitalized terms used herein but not defined having the meaning set forth in the Agreement.

1. Section 3.1(c) is hereby deleted in its entirety and replaced with the following text:

(c) Subject to adjustment as outlined below and the conditions set forth herein, each share of SouthBank Common Stock outstanding immediately prior to the Effective Time, other than shares held by SouthBank or with respect to which the holders thereof have perfected dissenters’ rights under Article 13 of the GBCC (the “Dissenting Shares”), shall automatically be converted at the Effective Time into the right to receive its pro rata portion of the Merger Consideration. Such shares to be converted are sometimes referred to herein as the “Outstanding SouthBank Shares.” Each holder of SouthBank Common Stock may elect to receive his or her portion of the Merger Consideration in the form of cash, shares of SBKC Common Stock, or a combination of both. Because the total Cash Consideration and Stock Consideration are fixed, however, the relative proportions of a shareholder’s elected portion of the Merger Consideration represented by cash and shares of SBKC Common Stock are subject to pro rata adjustment by the Exchange Agent to the extent necessary to effect the issuance of the proper amounts of Cash Consideration and Stock Consideration.

2. Section 3.1(d) is hereby amended by replacing the words “the Effective Date” in the first line of that section with the words, “May 30, 2005 or such later date upon which the parties may agree.”

3. The definition of “Merger Consideration” set forth in Section 11.1 is hereby deleted in its entirety and replaced with the following text:

“Merger Consideration” shall mean the Cash Consideration plus the Stock Consideration payable to the holders of SouthBank Common Stock pursuant to this Agreement, which, solely for the purpose of determining the exchange ratio for the Cash Consideration and the Stock Consideration payable with respect to each share of SouthBank common stock, shall have an assumed value of $32,200,000.

4. Except as expressly set forth herein, this Amendment shall not constitute an amendment or waiver of any term or condition of the Agreement, and all such terms and conditions of the Agreement shall remain in full force and effect and are hereby ratified and confirmed in all respects.

5. This Amendment will be governed by the laws of the State of Georgia without regard to conflicts of laws principles.

6. This Amendment may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the parties executed and delivered this Amendment as of the date first written above.

SECURITY BANK CORPORATION

By:	/s/ James R. McLemore
James R. McLemore Chief Financial Officer

SOUTHBANK

By:	/s/ Charles M. Barnes
Charles M. Barnes President and Chief Executive Officer